This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and under section 75(2) of the Securities Act (Ontario).

BC  FORM  53-901F
(Previously  Form  27)

SECURITIES  ACT

MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  SECURITIES  ACT  (BRITISH  COLUMBIA)  AND  UNDER  SECTION  75(2)  OF  THE  SECURITIES  ACT  (ONTARIO)

1.

Reporting Issuer

Nevsun Resources Ltd. (the "Company")
Suite 800 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

2.

Date of Material Change

April 07, 2004

3.

Press Release

The press release was issued on April 07, 2004 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

4.

Summary of Material Change

Nevsun Resources Ltd. (NSU/TSX) is pleased to announce the assay results from an additional 14 diamond drill holes as part of the 30,000 meter current drill program. One of these holes, B-212, has been drilled to depths of 375 meters to determine the vertical extent of the deposit and intersected massive sulphides over true widths of 60+ meters. Assays are pending for this hole. The zone remains open at depth.

6.

Reliance on Section 85(2) of the Act

This report is not being filed on a confidential basis.

7.

Omitted Information

No information has been intentionally omitted from this form.

8.

Senior Officers

Dr. John A. Clarke
Telephone:  (604) 623-4700
Maureen D. Carse
Telephone: (604) 623-4700
Cliff T. Davis
Telephone: (604) 623-4700

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., on April 07, 2004.

NEVSUN RESOURCES LTD.

Per:"Maureen Carse"

Maureen D. Carse

Corporate Secretary

 MASSIVE SULPHIDES INTERSECTED AT 375 METERS, EXTENDING THE VERTICAL DEPTH OF THE BISHA MAIN ZONE BY A FURTHER 75 METERS

           April 7, 2004

Nevsun Resources Ltd. (NSU/TSX) is pleased to announce the assay results from an additional 14 diamond drill holes as part of the 30,000 meter current drill program. One of these holes, B-212, has been drilled to depths of 375 meters to determine the vertical extent of the deposit and intersected massive sulphides over true widths of 60+ meters. Assays are pending for this hole. The zone remains open at depth.

The results continue to reflect a continuity of mineralization both along strike and down dip and demonstrate significant potential for a long term mine life from the primary sulphides of the Bisha Project, subsequent to the mining of the high grade oxide gold and copper supergene zones near surface.

HIGHLIGHTS:

  Hole B-212 intersected massive sulphides from 346.1 to 418.4 meters, extending the mineralized zone to 375 vertical meters

  Hole B-169 with 33.0 meters grading 6.59% Zn, 1.94% Cu, 92.34 g/t Ag and 0.97 g/t Au

  Hole B-171 with 35.2 meters grading 8.88% Zn, 1.55% Cu, 72.56 g/t Ag and 0.93 g/t Au

  Hole B-172 with 30.0 meters grading 8.36% Zn, 1.15% Cu, 55.60 g/t Ag and 1.09 g/t Au

  Hole B-175 with 22.4 meters grading 9.11% Zn, 1.28% Cu, 74.80 g/t Ag and 0.72 g/t Au

  Hole B-178 with 35.8 meters grading 6.47% Zn, 1.49% Cu, 55.06 g/t Ag and 0.73 g/t Au.

Assay results from 13 diamond drill holes at the Bisha Main Zone are listed below by mineral zones: O-Oxide, S-Supergene sulphides, P-Primary sulphides.

Hole #	From	To	Length (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Zone	Section
Supergene
B-172	59.15	78.85	19.7	0.46	18.35	1.27	0.12	0.36	S	1715425
Primary
B-169	211.0	275.5	64.5	0.97	70.23	1.77	0.15	3.67	P	1715575
Incl.	211.0	244.0	33.0	0.97	92.34	1.94	0.26	6.50	P
B-170	227.6	267.8	40.2	0.73	32.36	0.99	0.15	4.21	P	1715450
Incl.	227.6	251.5	23.9	0.55	38.04	0.81	0.24	7.00	P
Incl.	261.0	267.8	6.8	1.97	33.04	1.93	0.00	0.14	P
B-171	199.2	254.0	54.8	0.90	62.25	1.47	0.19	5.97	P	1715550
Incl.	199.2	234.5	35.2	0.93	72.56	1.55	0.28	8.88	P
B-172	142.0	188.9	46.9	0.90	44.14	1.14	0.14	5.54	P	1715425
Incl.	142.0	172.0	30.0	1.09	55.6	1.15	0.21	8.36	P
B-173	57.4	79.4	22.0	0.65	21.19	0.51	0.14	1.95	S/P	1715425
Incl.	64.4	79.4	15.0	0.79	22.78	0.39	0.16	2.53	P
B-173	157.0	202.6	45.6	0.75	34.35	0.93	0.11	4.53	P	1715425

Incl.	160.0	190.0	30.0	0.93	43.8	1.04	0.15	6.32	P
B-174	113.5	148.0	34.5	0.61	46.96	1.36	0.16	5.71	P	1715325
B-175	49.5	54.0	4.5	0.12	120.0	0.0	0.03	0.01	O	1715425
Hole #	From	To	Length (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Zone	Section
B-175	59.5	138.0	78.5	0.75	44.48	1.73	0.16	2.84	S/P	1715425
Incl.	64.0	77.5	13.5	0.84	27.0	3.08	0.08	0.10	P
Incl.	83.6	106.0	22.4	0.72	74.80	1.28	0.46	9.11	P
B-176	127.0	158.5	31.5	0.65	50.38	1.22	0.27	7.34	P	1715325
B-177	65.5	111.5	56.0	0.46	14.93	0.35	0.08	1.35	P	1715425
B-178	119.65	155.5	35.85	0.73	55.06	1.49	0.20	6.47	P	1715300
B-179	145.0	172.0	27.0	0.60	52.47	1.37	0.21	5.58	P	1715300
B-180	83.4	116.2	32.8	0.58	53.60	1.13	0.27	5.40	P	1715275
B-181	51.0	57.0	6.0	1.26	61.75	0.01	0.27	0.03	O	1715350
B-181	133.73	169.7	35.97	0.67	39.02	0.69	0.23	6.38	P	1715350
Incl.	133.73	163.0	29.27	0.75	41.83	0.63	0.28	7.74	P

Hole B-182 was an exploration hole drilled 2 kilometers to the southwest of the Main Zone that targeted geophysical responses. It encountered disseminated sulphides containing 0.93% Zn over 7.1 meters. The targeted gravity anomaly is not adequately explained and further work is planned. Assays on additional holes drilled will be released as available.

The reverse circulation drill has arrived on the property and is operational.  A total of 8,000 meters of reverse circulation drilling is planned to infill the Bisha Main Zone targeting mostly the oxide gold and supergene copper horizons. The Company is on schedule to have a third party calculate a resource statement for the Bisha Main Zone at the end of the second quarter of this year.

Detailed drilling of the Northwest Zone, another massive sulphide body discovered in 2003, will be implemented in October of this year.  Additional exploration drilling will also take place during this time frame.

Recently completed gravity work along with EM, soil geochemical and geological surveys have earmarked another exploration target located approximately 8 kilometers southwest of Bisha Main. The target is interpreted to have a massive sulphides signature. Drill testing is planned for later this year.

Bill Nielsen, Vice-President of Exploration for Nevsun, a qualified person under National Instrument 43-101, supervised and directed all work associated with the drilling program. Nevsun implemented a QA/QC program, consisting of certified standards, for the drill program. The analytical methods used for gold and silver are fire assay with atomic absorption or gravimetric finish. Induced Coupled Plasma (ICP) is used for silver trace level values. The analytical methods used for the base metals are aqua-regia digestion and atomic absorption finish or ICP for trace level values. Sample preparation and analysis were conducted at ALS Chemex of Vancouver, Canada.

Forward Looking Statements: The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. "Dr. John A. Clarke" Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com Website: www.nevsun.com

339000 E
339200 E
339400 E
339600 E
339800 E
340000 E
1716400 N
1716200 N
1716000 N
1715800 N
1715600 N
1715400 N
1715200 N
Nevsun Resources Ltd
Drill Plan
Bisha Main
Bisha Project
metres

Nevsun Resources Ltd
Section 1715500 North
Drilling and Geology
Bisha Project
B-212
502m
B-164
406m
B-121
329m
B-108
226m
B-44
159.5m
B-110
157m
B-43
79.35m
B-115
81m
B-112
97m
B-48
Au Oxide Zone
Supergene Zone
Supergene Sulphide Zone
Primary Zone
FELD
MAFT
339150 E
339200 E
339250 E
339300 E
339350 E
339400 E
339450 E
339500 E
550 N
500 N
450 N
400 N
350 N
300 N
250 N
200 N
150 N
100 N
metres